Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At September 30, 2021 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent non-executive directors. This Committee meets periodically with management, the external auditor and internal auditor to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended September 30, 2021 were approved by the Board of Directors and signed on its behalf on November 11, 2021.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth
Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
For the		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2021	2020	2021	2020

Revenue		33,496	25,359	89,193	71,874
Less: Royalty		(1,679)	(1,271)	(4,471)	(3,599)
Production costs	6	(13,729)	(10,399)	(38,948)	(32,537)
Depreciation	13	(2,351)	(1,143)	(5,743)	(3,457)
Gross profit		15,737	12,546	40,031	32,281
Other income	7	12	27	42	4,736
Other expenses	8	(1,254)	(305)	(5,395)	(1,827)
Administrative expenses	9	(1,906)	(2,539)	(5,261)	(5,361)
Cash-settled share-based expense	10.1	(243)	(231)	(426)	(1,177)
Net foreign exchange gain	11	413	985	341	4,694
Fair value gains (losses) on derivative assets	12	—	27	(107)	(121)
Operating profit		12,759	10,510	29,225	33,225
Finance income		4	4	11	36
Finance cost		(17)	(91)	(365)	(390)
Profit before tax		12,746	10,423	28,871	32,871
Tax expense		(4,423)	(4,993)	(11,318)	(11,410)
Profit for the period		8,323	5,430	17,553	21,461

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(330)	(88)	(149)	(1,146)
Total comprehensive income for the period		7,993	5,342	17,404	20,315

Profit attributable to:
Owners of the Company		6,939	4,433	14,183	17,807
Non-controlling interests		1,384	997	3,370	3,654
Profit for the period		8,323	5,430	17,553	21,461

Total comprehensive income attributable to:
Owners of the Company		6,609	4,345	14,034	16,661
Non-controlling interests		1,384	997	3,370	3,654
Total comprehensive income for the period		7,993	5,342	17,404	20,315

Earnings per share
Basic earnings per share ($)		0.57	0.37	1.15	1.50
Diluted earnings per share ($)		0.57	0.37	1.15	1.50

The accompanying notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		September 30,	December 31,
As at	Note	2021	2020

Assets
Property, plant and equipment	13	142,965	126,479
Exploration and evaluation asset	14	4,354	6,768
Deferred tax asset		102	87
Total non-current assets		147,421	133,334

Inventories	15	18,134	16,798
Prepayments		7,110	1,974
Trade and other receivables	16	11,828	4,962
Income tax receivable		27	76
Derivative financial assets	12	—	1,184
Cash and cash equivalents		13,213	19,092
Assets held for sale		—	500
Total current assets		50,312	44,586
Total assets		197,733	177,920

Equity and liabilities
Share capital		74,696	74,696
Reserves		138,161	138,310
Retained loss		(61,673)	(71,487)
Equity attributable to shareholders		151,184	141,519
Non-controlling interests		18,649	16,524
Total equity		169,833	158,043

Liabilities
Provisions		3,427	3,567
Deferred tax liabilities		8,699	4,234
Cash-settled share-based payment - long term portion	10.1	931	1,934
Lease liabilities - long term portion		260	178
Total non-current liabilities		13,317	9,913

Loans and borrowings		70	408
Cash-settled share-based payment - short term portion	10.1	1,768	336
Lease liabilities - short term portion		103	61
Income taxes payable		1,919	495
Trade and other payables	17	10,520	8,664
Overdraft		203	—
Total current liabilities		14,583	9,964
Total liabilities		27,900	19,877
Total equity and liabilities		197,733	177,920

The accompanying notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared		—	—	—	—	(2,667)	(2,667)	(443)	(3,110)
Shares issued:
- Share-based payment	10.1	216	—	—	—	—	216	—	216
- Options exercised		30	—	—	—	—	30	—	30
- Equity raise (net of transaction cost)~		12,538	—	—	—	—	12,538	—	12,538
- Blanket shares purchased from Fremiro		5,847	—	—	(2,247)	—	3,600	(3,600)	—
Total comprehensive income:
Profit for the period		—	—	—	—	17,807	17,807	3,654	21,461
Other comprehensive income for the period		—	(1,146)	—	—	—	(1,146)	—	(1,146)
Balance at September 30, 2020		74,696	(9,767)	132,591	14,513	(73,240)	138,793	15,913	154,706

Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared		—	—	—	—	(4,369)	(4,369)	(1,245)	(5,614)
Total comprehensive income:
Profit for the period		—	—	—	—	14,183	14,183	3,370	17,553
Other comprehensive income for the period		—	(149)	—	—	—	(149)	—	(149)
Balance at September 30, 2021		74,696	(8,943)	132,591	14,513	(61,673)	151,184	18,649	169,833

The accompanying notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
For the		Three months ended		Nine months ended
		September 30,		September 30,
		2021	2020	2021	2020

Cash generated from operations	18	9,338	7,393	26,875	23,764
Interest received		—	4	7	36
Interest paid		(50)	(78)	(304)	(373)
Tax paid		(2,176)	(2,048)	(4,774)	(4,082)
Net cash from operating activities		7,112	5,271	21,804	19,345

Cash flows used in investing activities
Acquisition of property, plant and equipment		(8,564)	(8,007)	(22,332)	(15,928)
Acquisition and expenditure on exploration and evaluation assets		(449)	—	(1,423)	—
Proceeds on disposal of assets held for sale		500	—	500	—
Realisation / (purchase) of derivative financial asset		—	—	1,082	(1,058)
Proceeds from disposal of subsidiary		—	—	340	900
Net cash used in investing activities		(8,513)	(8,007)	(21,833)	(16,086)

Cash flows from financing activities
Dividends paid		(2,108)	(1,129)	(5,614)	(3,110)
Term loan repayments		(100)	—	(306)	—
Payment of lease liabilities		(31)	(30)	(96)	(87)
Shares issued - equity raise (net of transaction cost)		—	12,538	—	12,538
Share options exercised		—	—	—	30
Net cash (used in) / from financing activities		(2,239)	11,379	(6,016)	9,371

Net (decrease) / increase in cash and cash equivalents		(3,640)	8,643	(6,045)	12,630
Effect of exchange rate fluctuations on cash held		(19)	1,280	(37)	39
Net cash and cash equivalents at the beginning of the period		16,669	11,639	19,092	8,893
Net cash and cash equivalents at the end of the period		13,010	21,562	13,010	21,562

The accompanying notes on pages 6 to 23 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

1	Reporting entity

Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the nine months ended September 30, 2021 are of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”). Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represent less than 2% of issued share capital.

2	Basis of preparation
i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

ii)	Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and
•	derivative financial instruments measured at fair value.

iii)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollars” or “USD”), which is also the functional currency of the Company. All financial information presented in US Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the condensed consolidated statement of profit or loss and other comprehensive income.

3	Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

4	Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual consolidated financial statements for the year ended December 31, 2020. In addition, the accounting policies have been applied consistently by the Group.

5	Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;
•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;
•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and
•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

7

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:
(a) 20% of the 16% shareholding of NIEEF; (b) 20% of the 15% shareholding of Fremiro; and (c) 100% of the 10% shareholding of the Community Trust.
•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).
•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as NCI to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At September 30, 2021 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.
•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.
•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest &	NCI subject to	Balance of facilitation loan #
USD	Shareholding	NCI recognised	facilitation loan	September 30, 2021	December 31, 2020
NIEEF	16%	3.20%	12.80%	10,710	11,728
Community Trust	10%	10.00%	—	—	—
BETS ~	10%	— *	— *	6,633	7,447
	36%	13.20%	12.80%	17,343	19,175

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

8

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

5	Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances (continued)

The balance on the facilitation loans is reconciled as follows:

	2021	2020

Balance at January 1,	19,175	30,974
Cancellation of Fremiro loan	—	(11,458)
Finance cost accrued	1,000	1,031
Dividends used to repay loan	(2,832)	(1,171)
Balance at September 30,	17,343	19,376

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding are as follows:

•	a $2 million payment on or before September 30, 2012;
•	a $1 million payment on or before February 28, 2013; and
•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends. The final payment to settle the advance dividend loan to the Community Trust was made on September 22, 2021. Future dividends to the Community Trust will be unencumbered.

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the other indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2021	2020

Balance at January 1,	994	1,632
Finance cost accrued	29	78
Dividends used to repay advance dividend loan	(1,023)	(496)
Balance at September 30,	—	1,214

9

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

6	Production costs

	2021	2020

Salaries and wages	13,931	11,572
Consumable materials – Operations	12,779	11,072
Consumable materials – COVID-19	219	751
Electricity costs	7,561	6,197
Safety	556	548
Cash-settled share-based expense (note 10.1(a))	415	480
Gold work in progress	1,166	376
On mine administration	2,152	1,264
Pre-feasibility exploration costs	169	277
	38,948	32,537

7	Other income

	2021	2020

Government grant – Gold sale export credit incentive	—	4,695
Other	42	41
	42	4,736

Government grant – Gold sale export credit incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity.

The below table indicates when the ECI was applicable and the percentages granted, as announced by the Zimbabwean Government:

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

10

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

8	Other expenses

	2021	2020

Intermediated Money Transaction Tax	552	325
Solar evaluation cost	—	202
COVID-19 donations *	74	1,032
Community and social responsibility cost	721	268
Other	39	—
Impairment of property, plant and equipment - plant and equipment	172	—
Impairment of exploration and evaluation assets - Glen Hume (note 14)	3,837	—
	5,395	1,827

* Blanket Mine donated $Nil (2020: $840) towards the Zimbabwean Ministry of Mines and Development and $74 (2020: $192) towards the clinic in Gwanda, in helping to curb the spread of COVID-19 and the effects thereof.

9	Administrative expenses

	2021	2020

Investor relations	302	263
Audit fee	169	186
Advisory services fees	313	501
Listing fees	334	274
Directors fees – Company	392	210
Directors fees – Blanket	37	29
Employee costs	3,169	2,431
Other office administration cost	282	345
Management liability insurance	230	1,032
Travel costs	33	90
	5,261	5,361

10	Share-based payments

10.1	Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the nine months ended September 30:

	Note		2021	2020

Restricted Share Units and Performance Units	10.1	(a)	447	1,100
Caledonia Mining South Africa employee incentive scheme	10.1	(b)	(21)	77
			426	1,177

11

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

10	Share-based payments (continued)
10.1	Cash-settled share-based payments (continued)
(a)	Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service conditions of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2020: 93%-100%) average performance multiplier was used in calculating the estimated liability. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model. The liability as at September 30, 2021 amounted to $2,682 (2020: $2,240). Included in the liability as at September 30, 2021 is an amount of $415 (2020: $480) that was expensed and classified as production costs; refer to note 6. During the year PUs to the value of $420 vested and were settled in cash.

12

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

10	Share-based payments (continued)

10.1	Cash-settled share-based payments (continued)

(a)	Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	September 30,		December 31,
	2021		2020
	RSUs	PUs	RSUs	PUs
Fair value (USD)	12.55	12.10	15.88	15.51
Share price (USD)	12.10	12.10	15.88	15.88

Share units granted:
	RSUs	PUs	RSUs	PUs

Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant - January 11, 2019	—	95,740	—	95,740
Grant - March 23, 2019	—	28,287	—	28,287
Grant - June 8, 2019	—	14,672	—	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	—	1,971	—	1,971
Grant - June 1, 2020	—	1,740	—	1,740
Grant - September 9, 2020	—	1,611	—	1,611
Grant - September 14, 2020	—	20,686	—	20,686
Grant - October 5, 2020	—	514	—	514
Grant - January 11, 2021	—	78,875	—	—
Grant -April 1, 2021	—	770	—	—
Grant - May 14, 2021	—	2,389	—	—
Grant - June 1, 2021	—	1,692	—	—
Grant - June 14, 2021	—	507	—	—
Grant - August 13, 2021	—	1,727	—	—
Grant - September 1, 2021	—	553	—	—
Grant - September 20, 2021	—	526	—	—
RSU dividends reinvested	1,469	—	995	—
Settlements/ terminations	(5,052)	(46,832)	(5,052)	(17,774)
Total awards	18,445	337,870	17,971	279,889

13

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

10	Share-based payments (continued)
10.1	Cash-settled share-based payments (continued)
(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 until 2019 Caledonia Mining South Africa Proprietary Limited granted awards to certain of its employees that entitles them to a cash pay-out at the Company’s share price on November 30 of each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £9.00 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $17 (December 31, 2020: $30) and the fair value adjustment included in the unaudited condensed consolidated interim financial statements of profit or loss and other comprehensive income amounted to ($21) (2020: $77) for the nine months ended September 30, 2021.

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that going forwards they will receive awards of PUs under the OEICP, and so a discretionary 10% cash bonus scheme would gradually replace the current cash-settled share-based scheme and no more awards would be made under the cash-settled share-based scheme. To the extent their cash-settled share-based payments fall short of the cash bonus, they would receive an amount to make up the shortfall.

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the quarter ended September 30, 2021:

	September 30 2021	December 31 2020
	Awards
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards expected to be replaced by 10% discretionary bonus	(1,268)	(1,420)
Awards paid out/ expired	(12,093)	(11,941)
Total awards outstanding	1,591	1,591

Estimated awards expected to vest	100%	100%

11	Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollars. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollars and traded at 87.67 RTGS$ to 1 US Dollars as at September 30, 2021 (December 31, 2020: 81.79 RTGS$). On June 24, 2019 the Government issued S.I. 142 which stated, “Zimbabwe dollar (RTGS$) to be the sole currency for legal tender purposes for any transactions in Zimbabwe”. Throughout these announcements and to the date of issue of these financial statements the US dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

14

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

11	Net foreign exchange gain (continued)

Previously there was uncertainty as to what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

With effect from July 1, 2021 the RBZ increased the foreign currency allocation to 80% for gold deliveries that was incremental to the gold produced in 2020.

On September 14, 2021, FPR advised the Mine that the RBZ Exchange Control Circular No.4 of 2021 on incremental gold delivery incentive became operational effective July 2021. The average monthly delivery for the Mine was set at 148.38kg per month, above which the Mine is entitled to 80% USD retention of the export proceeds. The Mine benefited from the incentive in the quarter for the months of August and September, with bullion lodgments to FPR surpassing the monthly average by 64.94kg and 32.85kg, respectively.

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the condensed consolidated statement of profit or loss and other comprehensive income.

	2021	2020

Unrealised foreign exchange gain	602	8,464
Realised foreign exchange loss	(261)	(3,770)
Net foreign exchange gain	341	4,694

12	Derivative financial assets

	2021	December 31, 2020

Derivatives not designated as hedging instruments:
Gold exchange-traded fund ("Gold ETF")	—	1,184
Gold hedge	—	—
	—	1,184

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short-term Rands on hand at the South African subsidiary. The Gold ETF’s value tracks the US Dollars spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollars. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $107 (2020: $19) for the nine months ended September 30, 2021. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollars on the translation of the foreign subsidiary, amounted to $4 (2020: $100). On May 5, 2021 the Gold ETF was realised.

15

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

12	Derivative financial assets (continued)

Gold hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At September 30, 2021 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $Nil (2020: $102). The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The hedge expired on June 30, 2020.

Fair value losses on derivative assets	2021	2020

Gold ETF	107	19
Gold hedge	—	102
	107	121

16

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

13	Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant ~	Total

Balance at January 1, 2020	10,833	90,542	36,395	1,018	2,538	—	141,326
Additions*	1	19,507	4,221	219	458	372	24,778
Derecognised plant and equipment	—	—	(238)	—	—	—	(238)
Reallocations between asset classes	930	(1,210)	280	—	—	—	—
Foreign exchange movement	(7)	—	(14)	(2)	(1)	20	(4)
Balance at December 31, 2020	11,757	108,839	40,644	1,235	2,995	392	165,862
Additions*	212	19,096	2,505	87	176	353	22,429
Impairments	—	—	(255)	—	—	—	(255)
Derecognised plant and equipment	(195)	—	—	—	—	—	(195)
Reallocations between asset classes #	1,664	(20,410)	18,738	8	—	—	—
Foreign exchange movement	(7)	—	(5)	(16)	—	(14)	(42)
Balance at September 30, 2021	13,431	107,525	61,627	1,314	3,171	731	187,799

*	Included in additions is an amount of $19,794 (2020: $6,476) relating to capital work in progress (“CWIP”) and contains $13 (December 31, 2020: $53) of borrowing costs capitalised from the term loan. As at quarter end $105,273 of CWIP was included in the cost closing balance (2020: $85,479).
~

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant to be owned by a subsidiary of the Company to supply Blanket Mine with power. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as Property, plant and equipment as it became clear and probable that future economic benefits will flow to the project. The 40-hectare site for the project has been cleared and fenced and the contractors are on site.  Construction of the 12MWac solar plant is expected to be completed in quarter 2 of 2022.

Included in Prepayments is an advance payment to Voltalia to the amount of $1,821 in terms of the EPC agreement and $793 for equipment. Also included in Prepayments is an amount of $532 to entities in Zimbabwe for civil work related to the solar plant.

#	Included in the reallocation between asset classes is an amount of $18,509 for the Central Shaft.

17

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

13	Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2020	5,413	6,325	20,050	753	2,273	—	34,814
Depreciation for the year	1,030	648	2,691	102	157	—	4,628
Accumulated depreciation for derecognised plant and equipment	—	—	(56)	—	—	—	(56)
Foreign exchange movement	3	—	—	(6)	—	—	(3)
Balance at December 31, 2020	6,446	6,973	22,685	849	2,430	—	39,383
Depreciation for the period	906	1,739	2,848	101	149	—	5,743
Accumulated depreciation for derecognised plant and equipment	(195)	—		—	—	—	(195)
Accumulated depreciation for impairments	—	—	(83)	—	—	—	(83)
Foreign exchange movement	(1)	—	—	(12)	(1)	—	(14)
Balance at September 30, 2021	7,156	8,712	25,450	938	2,578	—	44,834

Carrying amounts
At December 31, 2020	5,311	101,866	17,959	386	565	392	126,479
At September 30, 2021	6,275	98,813	36,177	376	593	731	142,965

18

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

14	Exploration and evaluation assets

	Glen Hume	Connemara North	GG	Eagle Vulture, Mascot & Penzance	Sabiwa	Abercorn	Valentine	Total

Balance at January 1, 2020	—	—	3,441	3,416	282	—	—	7,139
Acquisition costs:
- Option payments	2,500	300	—	—	—	—	—	2,800
Exploration costs:
- Consumables and drilling	161	—	28	—	—	—	—	189
- Labour	—	—	35	11	—	—	—	46
- Power	—	—	19	3	2	—	—	24
Reallocate to assets held for sale *	—	—	—	(500)	—	—	—	(500)
Impairment *	—	—	—	(2,930)	—	—	—	(2,930)
Balance at December 31, 2020	2,661	300	3,523	—	284	—	—	6,768
- Consumables and drilling	1,074	18	9	—	—	7	31	1,139
- Contractor	42	51	—	—	—	—	24	117
- Labour	60	35	33	—	—	1	10	139
- Power	—	—	23	—	5	—	—	28
Impairment ~	(3,837)	—	—	—	—	—	—	(3,837)
Balance at September 30, 2021	—	404	3,588	—	289	8	65	4,354

*	Management determined the fair value of Eagle Vulture, Mascot and Penzance as the future sale price as agreed by independent parties in the sale contract that amounted to $500. The carrying amount of Eagle Vulture, Mascot and Penzance before the impairment was $3,430 and the write down resulted in an impairment expense of $2,930. The $500 carrying value was reallocated to Assets held for sale in December, 2020.
~	Caledonia has completed sufficient work to establish that the potential orebody at the Glen Hume property will not meet Caledonia’s requirements in terms of size, grade and width. Accordingly, Caledonia will not exercise the option to acquire this property.

Maligreen

On September 23, 2021 Caledonia announced that it has entered into an agreement to purchase the mining claims over the Maligreen project ("Maligreen"), a property situated in the Gweru mining district in the Zimbabwe Midlands, for a total cash consideration of US$4 million. The property is estimated to contain a NI 43-101 compliant inferred mineral resource of approximately 940,000 ounces of gold. Caledonia will capitalise the mining claim as an exploration and evaluation asset once the legal rights are obtained to explore the area.

19

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

15	Inventories

	2021	December 31, 2020

Consumable stores	18,134	15,632
Gold in progress	—	1,166
	18,134	16,798

16	Trade and other receivables

	2021	December 31, 2020

Bullion sales receivable	6,815	1,311
VAT receivables	4,028	2,278
Deferred consideration on the disposal of subsidiary	761	1,100
Deposits for stores, equipment and other receivables	224	273
	11,828	4,962

The net carrying value of trade receivables was considered a reasonable approximation of fair value and is short-term in nature. No provision for expected credit losses were recognised as all scheduled payments were received as expected up to the date of approval of these financial statements and non-payment of Trade and other receivables were not foreseen. The Bullion sales receivable and part of the VAT receivable were received after quarter-end.

17	Trade and other payables

	2021	2020

Trade payables and accruals	2,822	1,897
Electricity accrual	1,014	735
Audit fee	193	273
Shareholders for dividend (Non-controlling interest)	—	208
Other payables	2,245	1,209
Connemara North - exploration option	—	300
Financial liabilities	6,274	4,622

Production and management bonus accrual - Blanket Mine	505	467
Other employee benefits	340	794
Leave pay	2,441	2,098
Bonus provision	74	—
Accruals	886	683
Non-financial liabilities	4,246	4,042
Total	10,520	8,664

20

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

18	Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2021	2020

Operating profit	29,225	33,225
Adjustments for:
Impairment of property, plant and equipment	172	—
Impairment of exploration and evaluation assets - Glen Hume	3,837	—
Unrealised foreign exchange gains (note 11)	(602)	(8,464)
Cash-settled share-based expense (note 10.1)	426	1,177
Cash-settled share-based expense included in production costs (note 6)	415	480
Settlement of cash-settled share-based expense	(420)	—
Depreciation	5,743	3,457
Fair value loss on derivative assets (note 12)	107	121
Derecognition of property, plant and equipment	—	145
Cash generated from operations before working capital changes	38,903	30,141
Inventories	(1,352)	(3,450)
Prepayments	(5,093)	(134)
Trade and other receivables	(7,468)	(2,004)
Trade and other payables	1,885	(789)
Cash generated from operations	26,875	23,764

19	Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

21

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

19	Operating Segments (continued)

Information about reportable segments

For the nine months ended September 30, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	89,193	—	—	—	89,193
Inter-segmental revenue	—	15,900	(15,900)	—	—
Royalty	(4,471)	—	—	—	(4,471)
Production costs	(38,869)	(14,721)	14,642	—	(38,948)
Depreciation	(5,945)	(98)	333	(33)	(5,743)
Other income	43	(1)	—	—	42
Other expenses	(2,262)	—	—	(3,133)	(5,395)
Administrative expenses	(98)	(1,511)	—	(3,652)	(5,261)
Management fee	(1,980)	1,980	—	—	—
Cash-settled share-based expense	(272)	(128)	415	(441)	(426)
Net foreign exchange gain (loss)	303	(94)	(30)	162	341
Fair value loss on derivative assets	—	(107)	—	—	(107)
Net finance cost	(1,471)	—	—	1,117	(354)
Profit before tax	34,171	1,220	(540)	(5,980)	28,871
Tax expense	(11,004)	(449)	135	—	(11,318)
Profit after tax	23,167	771	(405)	(5,980)	17,553

As at September 30, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	32,706	3,989	(102)	13,719	50,312
Non-Current (excluding intercompany)	150,421	1,178	(4,838)	660	147,421
Expenditure on property, plant and equipment (note 13)	22,826	574	(971)	—	22,429
Expenditure on evaluation and exploration assets (note 14)	143	—	—	1,280	1,423
Intercompany balances	24,102	7,355	(78,903)	47,446	—

Geographic segment liabilities:
Current (excluding intercompany)	(9,827)	(1,861)	—	(2,895)	(14,583)
Non-current (excluding intercompany)	(12,493)	(116)	367	(1,075)	(13,317)
Intercompany balances	—	(32,940)	78,903	(45,963)	—

22

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

19	Operating Segments (continued)

For the nine months ended September 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	71,874	—	—	—	71,874
Inter-segmental revenue	—	13,783	(13,783)	—	—
Royalty	(3,599)	—	—	—	(3,599)
Production costs	(32,477)	(12,410)	12,350	—	(32,537)
Depreciation	(3,655)	(65)	294	(31)	(3,457)
Other income	4,729	7	—	—	4,736
Other expenses	(1,809)	(166)	148	—	(1,827)
Administrative expenses	(101)	(1,196)	—	(4,064)	(5,361)
Management fee	(1,857)	1,857	—	—	—
Cash-settled share-based expense	—	(77)	479	(1,579)	(1,177)
Net foreign exchange gain (loss)	4,761	(441)	(247)	621	4,694
Fair value loss on derivative assets	—	(19)	—	(102)	(121)
Net finance cost	(385)	31	—	—	(354)
Dividends (paid) received	(2,198)	(1,176)	(26)	3,400	—
Profit before tax	35,283	128	(785)	(1,755)	32,871
Tax expense	(10,697)	(476)	—	(237)	(11,410)
Profit after tax	24,586	(348)	(785)	(1,992)	21,461

As at September 30, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	27,070	5,320	(194)	12,390	44,586
Non-Current (excluding intercompany)	133,568	716	(4,237)	3,287	133,334
Expenditure on property, plant and equipment (note 13)	14,731	54	(967)	—	13,818
Expenditure on evaluation and exploration assets (note 14)	98	—	—	2,961	3,059
Intercompany balances	17,482	6,752	(69,144)	44,910	—

Geographic segment liabilities:
Current (excluding intercompany)	(6,831)	(1,797)	—	(1,336)	(9,964)
Non-current (excluding intercompany)	(8,065)	—	264	(2,112)	(9,913)
Intercompany balances	—	(34,020)	69,144	(35,124)	—

Major customer

Revenues from Fidelity amounted to $89,193 (2020: $71,874) for the nine months ended September 30, 2021.

23

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

DIRECTORS AND OFFICERS at November 11, 2021

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (8) Chairman of the Board Non-executive Director Washington DC, United States of America	S. R. Curtis (5) (6) (7) (8) Chief Executive Officer Johannesburg, South Africa

S. R. Curtis (5) (6) (7) (8) Chief Executive Officer Johannesburg, South Africa	D. Roets (5) (6) (7) (8) Chief Operating Officer Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8) Non-executive Director Connecticut, United States of America	M. Learmonth (6) (7) Chief Financial Officer Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6) Chairman Audit Committee Non-executive Director, Cape Town, South Africa	A. Chester (7) (8) General Counsel, Company Secretary and Head of Risk and Compliance Jersey, Channel Islands

M. Learmonth (6) (7)

Chief Financial Officer

Jersey, Channel Islands

J. McGloin (1) (3) (4) (5) (6)

Non-executive Director

Bishops Stortford, United Kingdom

N. Clark (4) (5) (6)

Non-executive Director

East Molesey, United Kingdom

G. Wildschutt (3) (4) (6) (8)

Non-executive Director

Johannesburg, South Africa

BOARD COMMITTEES

(1) Audit Committee

(2) Compensation Committee

(3) Corporate Governance Committee

(4) Nomination Committee

(5) Technical Committee

(6) Strategic Planning Committee

(7) Disclosure Committee

(8) ESG Committee

24

Caledonia Mining Corporation Plc

For the period ended September 30, 2021 and 2020

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

CORPORATE DIRECTORY as at November 11, 2021

CORPORATE OFFICES	SOLICITORS
Jersey	Mourant Ozannes (Jersey)
Head and Registered Office	22 Grenville Street
Caledonia Mining Corporation Plc	St Helier
B006 Millais House	Jersey
Castle Quay	Channel Islands
St Helier
Jersey JE2 3NF	Borden Ladner Gervais LLP (Canada)
Suite 4100, Scotia Plaza
South Africa	40 King Street West
Caledonia Mining South Africa Proprietary Limited	Toronto, Ontario M5H 3Y4
No. 1 Quadrum Office Park Constantia Boulevard	Canada
Floracliffe	Memery Crystal LLP (United Kingdom)
South Africa	165 Fleet Street
London EC4A 2DY
Zimbabwe	United Kingdom
Caledonia Holdings Zimbabwe (Private) Limited
P.O. Box CY1277	Dorsey & Whitney LLP (US)
Causeway, Harare	TD Canada Trust Tower
Zimbabwe	Brookfield Place
161 Bay Street
Capitalisation (November 11, 2021)	Suite 4310
Authorised: Unlimited	Toronto, Ontario
Shares, Warrants and Options Issued:	M5J 2S1
Shares: 12,118,823	Canada
Options: 28,000
Gill, Godlonton and Gerrans (Zimbabwe)
SHARE TRADING SYMBOLS	Beverley Court
NYSE American - Symbol “CMCL”	100 Nelson Mandela Avenue
AIM - Symbol “CMCL”	Harare, Zimbabwe

BANKER	AUDITOR
Barclays	BDO South Africa Incorporated
Level 11	Wanderers Office Park
1 Churchill Place	52 Corlett Drive
Canary Wharf	Illovo 2196
London E14 5HP	South Africa
Tel: +27(0)10 590 7200
NOMINATED ADVISOR
WH Ireland	REGISTRAR AND TRANSFER AGENT
25 Martin Lane	Computershare
London	150 Royall Street,
EC4R ODR	Canton,
Massachusetts, 02021
MEDIA AND INVESTOR RELATIONS	Tel: +1 800 736 3001 or +1 781 575 3100
Blytheweigh Communications
4-5 Castle Court
London EC3V 9DL
Tel: +44 20 7138 3204

25